EXHIBIT 21.1 — SUBSIDIARIES OF J & J SNACK FOODS CORP.

Place of
Incorporation
J & J Snack Foods Investment Corp.	Delaware
The ICEE Company	Delaware
J & J Snack Foods Corp. of California	California
J & J Snack Foods Corp./Midwest	Illinois
J & J Snack Foods Corp./Mia	Pennsylvania
J & J Snack Foods Corp. of Pennsylvania	Pennsylvania
J & J Snack Foods Sales Corp.	New Jersey
J & J Snack Foods Transport Corp.	New Jersey
ICEE-Canada, Inc.	Canada
ICEE de Mexico, S.A. De C.V.	Mexico
J & J Restaurant Group, LLC	New Jersey
Bakers Best Snack Food Corp.	Pennsylvania
Pretzels, Inc.	Texas
Federal PBC Company	Pennsylvania
Country Home Bakers, LLC	Georgia
ICEE of Hawaii, Inc.	Hawaii
DADDY RAY’S, Inc.	Missouri
Hom/Ade Foods, Inc.	Georgia